July 2, 1997


Analytical Surveys, Inc.
1635 Jamboree Drive, Suite 100
Colorado Springs, Colorado 80920
Attn: Sidney V. Corder, President

Re:  Service on Board of Directors of Analytical Surveys, Inc.

Gentlemen:

     I am writing this letter in connection with the Purchase Agreement by and between Analytical Surveys, Inc. ( "ASI" ) and myself, dated as of the date of this letter (the "Purchase Agreement" ).

     This letter confirms that I have agreed to serve as a member of the board of directors of ASI, as contemplated by Section 4.6 of the Purchase Agreement.

                                   Very Truly,


                                       /s/ Sol C. Miller
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